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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        EMMIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    291525103
                                 (CUSIP Number)

                               Jeffrey H. Smulyan
                      c/o Emmis Communications Corporation
                                 One Emmis Plaza
                          40 Monument Circle, Suite 700
                             Indianapolis, IN 46204
                                 (317) 266-0100

                                 with a copy to:

                              James M. Dubin, Esq.
                c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 5, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See RULE 13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  291525103                                               Page 2 of 8


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1        NAME OF REPORTING PERSON:       Jeffrey H. Smulyan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)  [_]
         (b)  [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS: OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):              [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION:  United States of America

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     NUMBER OF               7     SOLE VOTING POWER:         6,182,443(1)
       SHARES               --------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER:       30,625(2)
      OWNED BY              --------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER:    6,182,443(1)
     REPORTING              --------------------------------------------------
       PERSON                10    SHARED DISPOSITIVE POWER:  30,625(2)
        WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  6,213,068 (1),(2)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         Approximately 16.1%(3)
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14       TYPE OF REPORTING PERSON:  IN

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CUSIP NO.  291525103                                                Page 3 of 8


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(1)  Consists  of (i)  5,877.0745  shares  of Class A Common  Stock  held in the
     401(k) Plan, (ii) 84,130 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,956,305 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of January 5, 2010 and (vii) options to purchase 1,024,446 shares of Class B Common Stock that are exercisable currently or within 60 days of January 5, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2) Consists of 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control.

(3) The denominator is based on (i) 32,668,418 shares of Class A Common Stock outstanding as of January 4, 2010, as obtained from Emmis Communications Corporation, and (ii) 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of January 5, 2010). Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer's articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned by Mr. Smulyan represent approximately 64.9% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.


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CUSIP NO.  291525103                                                Page 4 of 8


                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D is being filed by Jeffrey H. Smulyan (the "Reporting Person") and relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The Schedule 13D filed on October 3, 1995 by the Reporting Person, as amended and restated by Amendment No. 1 filed by the Reporting Person on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by the Reporting Person on August 7, 2006 and as amended and restated by Amendment No. 3 filed by the Reporting Person on September 18, 2006, is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

         This Amendment No. 4 to Schedule 13D is being filed to disclose the repayment by the Reporting Person of certain loans and the release of Common Stock owned by the Reporting Person from collateral that had been held for the benefit of those lenders as described in Item 6 below and also provide an update on the Reporting Person's beneficial ownership information in Item 5 below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         The disclosure in Item 5 is hereby amended and restated as follows:

         (a)-(b) As of January 5, 2010, the Reporting Person may be deemed to beneficially own 232,317 shares of Class A Common Stock and 5,980,751 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:

                  (i) 5,877.0745 shares of Class A Common Stock held in the 401(k) Plan;

                  (ii) 84,130 shares of Class A Common Stock held by the Reporting Person individually;

                  (iii) 11,120 shares of Class A Common Stock held by the Reporting Person for his children over which the Reporting Person exercises or shares voting control;

                  (iv) 3,000 shares of Class A Common Stock held by the Reporting Person as trustee for his niece over which the Reporting Person exercises or shares voting control;

                  (v) options to purchase 97,565 shares of Class A Common Stock that are exercisable currently or within 60 days of January 5, 2010;

                  (vi) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which the Reporting Person shares voting control;

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CUSIP NO.  291525103                                                Page 5 of 8


                  (vii) 4,956,305 shares of Class B Common Stock held by the Reporting Person individually; and

                  (viii) options to purchase 1,024,446 shares of Class B Common Stock that are exercisable currently or within 60 days of January 5, 2010.

         The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Person shares the power to vote or to direct the vote or to dispose or direct the disposition:

              (a)   RONALD E. ELBERGER

              (b)   The   business   address  of  Mr.   Elberger  is  135  North
Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.

              (c)   The  present   principal   occupation  of  Mr.  Elberger  is
Attorney/Partner with Bose, McKinney & Evans, LLP.

              (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)   Mr. Elberger is a citizen of the United States of America.

              (a)   BRUCE JACOBSON

              (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

              (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

              (d) During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)   Mr. Jacobson is a citizen of the United States of America.

CUSIP NO.  291525103                                                Page 6 of 8


              (a)   GARY KASEFF

              (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.

              (c) The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.

              (d) During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)   Mr. Kaseff is a citizen of the United States of America.

         The shares that the Reporting Person may be deemed to beneficially own represent approximately 16.1% of the outstanding shares of Class A Common Stock and 64.9% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer's articles of incorporation or as otherwise provided by law.

         The percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,668,418 shares of Class A Common Stock outstanding as of January 4, 2010, as obtained from the Issuer; (ii) the number of shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock, if any, beneficially owned by such Reporting Person (including upon the exercise of options to purchase shares of Class B Common Stock held by such Reporting Person that are exercisable currently or within 60 days of January 5, 2010, if any); and (iii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by such Reporting Person that are exercisable currently or within 60 days of January 5, 2010, if any.

         The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) 4,956,305 shares of Class B Common Stock outstanding as of January 4, 2010, as obtained from the Issuer; (iii) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by the Reporting Person that are exercisable currently or within 60 days of January 5, 2010, if any; and (iv) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by the Reporting Person that are exercisable currently or within 60 days of January 5, 2010, if any.

CUSIP NO.  291525103                                                Page 7 of 8



         Except as otherwise provided in this Item 5, the Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.

         (c) The Reporting Person has not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The disclosure in Item 6 is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

         "The Reporting Person had previously pledged substantially all of the shares of Common Stock owned by him as collateral under certain loan agreements with various financial institutions (the "Loan Agreements"). As of January 5, 2010, the Reporting Person has repaid in full all outstanding indebtedness under the Loan Agreements and the shares of Common Stock owned by the Reporting Person are no longer pledged as collateral under the Loan Agreements."





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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 12, 2010


                                        /s/ Jeffrey H. Smulyan
                                        ----------------------------
                                        Jeffrey H. Smulyan